

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-65277

*3/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2012 ENDING December 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chardan Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, Suite 1600
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach 646-465-9003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

EM
3/12/13

Sec 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Urbach swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chardan Capital Markets, LLC, as of

December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JOHN W. WORK, V
Notary Public, State of New York
Qualified in Westchester County
No. 01WO6220141
My Commission Expires 04-12-2014

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Chardan Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC, (the Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chardan Capital Markets LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2013

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 781,502
Due from broker	2,195,805
Securities owned	75,126
Property and equipment, net	83,775
Loan receivable, related party	67,866
Other assets	451,864
	$ 3,655,938

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses and accounts payable	$ 756,296
Subordinated loans payable	550,000
Securities sold, not yet purchased	617,418
	1,923,714
Member's equity	1,732,224
	$ 3,655,938

See notes to financial statements

CHARDAN CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets, LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2012. The Company is 100% owned by Chardan Securities LLC and is located in New York City.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax. No provision for New York City Unincorporated Business Tax was necessary for the year ended December 31, 2012.

In accordance with ASC 740, *Income Taxes,* the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At

December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions, trading activity and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, not yet purchased, are recorded at current market value. Securities not readily marketable are valued at fair value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities or to the Company.

Investment Banking/Other Fee Income

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that it's clearing firm, Apex Clearing Corp. ("Apex") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Apex records customer transactions on a settlement date basis, which is generally three business days after the trade date. Apex is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Apex is charged back to the Company.

The Company, in conjunction with Apex, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Apex establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Valuation of Investments

All investments in securities are recorded at their estimated fair value, as described in note 3

3. SECURITIES VALUATION

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the Company's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. As of December 31, 2012, the Company did not have any Level 3 securities.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equity securities: Securities traded on a registered U.S securities exchange are valued based on the last sale price of the security reported on the principle exchange on which it is traded, prior to the time when the Company's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the current day's closing "bid" and the "asked" prices, and if not, at the current day's closing bid price. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. Securities that are traded in inactive markets or are not registered are categorized in level 2 of the fair value hierarchy.

The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ 49,722	$ 25,404	$ -	$ 75,126
Liabilities				
Equity securities	$ 85,642	$ 531,776	$ -	$ 617,418

Level 3 Change in Financial Assets and Liabilities

	Beginning Balance	Realized Gains (Losses)	Purchases, Issuances and Settlements	Ending Balance
Assets				
Securities owned, not readily marketable	$ 66,409	$ (66,409)	$ -	$ -

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2012:

Computer equipment and software	$ 416,318
Furniture and Fixtures	189,786
Leasehold improvement	91,308
	$ 697,412
Less accumulated depreciation and amortization	613,637
	$ 83,775

Depreciation and amortization expense was $84,658 for the year ended December 31, 2012.

5. SUBORDINATED LIABILITIES

The Company's subordinated liabilities at December 31, 2012 consist of subordinated notes issued to the officers' of the Company. The notes bear interest at 24% and are due on January 21, 2013. Interest expense on the subordinated liability amounted to approximately $8,000 as of December 31, 2012. The subordinated notes were approved by FINRA, effective December 18, 2012.

In 2013, the subordinated notes and related interest expense of $16,500 were paid in full.

6. COMMITMENT AND CONTINGENCIES

Lease

The Company entered into a lease for office space, which was amended and expires on July 31, 2013 and calls for monthly payments and specified escalations. Included in operations for 2012 is rent expense of approximately $506,000.

Future minimum annual lease payments are approximately $250,000 for the year ending December 31, 2013.

Letter of Credit

The Company was issued letter of credit of approximately $75,000 for the rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is restricted and is included in other assets.

Litigation

The Company is subject to various claims and arbitration in the normal course of business. The Company believes that the resolution of these matters will not have a material impact on these financial statements.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Apex. Apex carries all of the accounts of such customers and maintains and preserves such books and records.

8. RELATED PARTY TRANSACTIONS

As of December 31, 2012, loans receivable from related parties consists of the following:

	Amount	Maturity	Interest
Loan to officer	$ 56,683	Due on demand	Non-interest bearing
Loans to related party under common ownership	11,183	Due on demand	Non-interest bearing
	$ 67,866		

In 2012, the Officers' of the company contributed $22,500 to the Company.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2012, the Company had net capital of $1,262,059, which was $1,153,559 in excess of its required net capital of $108,500. The Company had a percentage of aggregate indebtedness to net capital of 60% as of December 31, 2012.

10. EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. The Company match to the plan was approximately $28,000 for the year ended December 31, 2012.

11. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.